UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
October 30, 2019
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Commission File Number 001-33434
CREDIT SUISSE AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report includes the media release and the slides for the presentation to investors in connection with the 3Q19 results.

Media Release Zurich, October 30, 2019

3Q19 financial results

Continued year on year improvement in returns:
Pre-tax income of CHF 1.1 billion, up 70%, and net income1 of CHF 881 million, up 108% year on year; Record Net New Assets of CHF 72 billion year to date; Group Return on Tangible Equity of 9%; Global Markets revenues up 34% year on year

Highlights

▪	Group pre-tax income of CHF 1.1 billion in 3Q19, up 70% year on year; Group net income[1] of CHF 881 million, up 108% year on year
▪	Group Return on Tangible Equity (RoTE) of 9% in 3Q19, up from 4.5% in 3Q18; includes gain on InvestLab transfer partially offset by accounting volatility from structured notes
▪	Tangible book value per share of CHF 16.24; tangible book value increased by CHF 1.2 billion in 9M19
▪	Record CHF 72 billion of Net New Assets (NNA) across the Group for 9M19, including CHF 12.8 billion of NNA in 3Q19
▪
Delivering growth in a challenging market environment; Wealth Management businesses[2] generated 12% increase in transaction and performance-based revenues in 3Q19, stable net interest income and recurring commissions & fees compared to 3Q18

▪	Asset Management revenues up 12% in 3Q19 with 11th consecutive quarter of year on year management fee growth
▪	Global Investment Banking franchise[3] revenues up 8% on a US dollar basis compared to 3Q18
▪
Global Markets revenues up 34% year on year at USD 1.43 billion, with pre-tax income of USD 272 million; Fixed Income sales and trading up 72% and Equity sales and trading up 11% year on year on a US dollar basis

▪	Global Advisory and Underwriting revenues[4] down 18% year on year on a US dollar basis
▪	Continued strong capital position
▪	Tier 1 leverage ratio of 5.5% compared to 5.1% in 3Q18
▪	CET1 capital of CHF 37.4 billion, up by CHF 1.8 billion or 5% from 3Q18
▪	CET1 ratio of 12.6%[5] (12.4% post recalibration)
▪	CHF 1.4 billion of total capital returned to shareholders year to date[6] through the share buyback programme (CHF 695 million) and dividends (CHF 695 million)

Tidjane Thiam, Chief Executive Officer of Credit Suisse, commented:

“During the third quarter of 2019, we continued to implement our strategy of being a leading wealth manager with strong investment banking capabilities. We have continued, in a challenging environment, to grow our wealth management franchises, increasing our revenues and gathering record net new assets of CHF 72 billion across the Group year to date. Our Global Investment Banking3 revenues, across markets and advisory, underwriting and financing activities, have also grown strongly, up 8% year

Media Release Zurich, October 30, 2019

on year. Overall, we are reporting our 12th consecutive quarter of year on year positive operating leverage and profit growth.

We have continued to invest in our Impact Advisory and Finance activities, as we believe this is an area with large, positive effects globally and in which our clients are increasingly interested. We intend for this to become a growing part of our activities.

We believe that we are well positioned to achieve further profitable growth, with clients benefitting from our integrated approach as we work with them to provide solutions addressing both their asset and their liability requirements. Helping our clients achieve their objectives ultimately ensures that we create value for our shareholders.”

Outlook
As we head into the final quarter of 2019, we expect to see the usual seasonal slowdown as a result of the holiday season in many parts of the world. We also expect headwinds from the ongoing challenging geopolitical environment, most notably the US-China trade dispute and Brexit, to persist. This is likely to lead to more cautious capital expenditure and investment decisions, specifically looking forward to 2020 and 2021.

That said, we believe that the long-term outlook remains attractive in wealth management, as indicated by the findings of our latest Global Wealth Report7, and through our integrated approach, we expect to capitalise on these trends. Since 2016, we have significantly de-risked the bank and lowered the cost base, and we believe we are well positioned to outperform on a relative basis.

Key metrics

In CHF millions	3Q19	2Q19	3Q18	Δ 2Q19	Δ 3Q18
Net revenues	5,326	5,581	4,888	-5%	9%
Pre-tax income	1,142	1,302	671	-12%	70%
Net income attributable to shareholders	881	937	424	-6%	108%
Return on Tangible Equity	9.0%	9.7%	4.5%	-0.7pp	4.5pp

Key metrics excluding revenue gain of CHF 327 million on transfer of Credit Suisse InvestLab:

In CHF millions	3Q19	2Q19	3Q18	Δ 2Q19	Δ 3Q18
Net revenues	4,999	5,581	4,888	-10%	2%
Pre-tax income	815	1,302	671	-37%	21%

Media Release Zurich, October 30, 2019

Detailed divisional summaries

Swiss Universal Bank (SUB) reported a solid third quarter in 2019 with pre-tax income of CHF 607 million, an increase of 19% year on year. Net revenues rose 6%, reflecting the transfer of the InvestLab fund platform to Allfunds Group8, which generated CHF 98 million in gains for Corporate & Institutional Clients (C&IC). Excluding the gain from the InvestLab transfer, net revenues would have been CHF 1.3 billion, down 2% year on year, while pre-tax income would have been CHF 509 million, stable year on year. While the negative interest rate environment remains challenging, increased client activity and solid revenue generation from our collaboration with Global Markets and International Wealth Management –International Trading Solutions (ITS) – provided further support to our revenue performance. Total operating expenses were down 2% year on year; continued efficiency gains helped fund growth investments in technology and selected hires. The cost/income ratio at the end of the third quarter was 55%.

As announced in August, in response to the changing market environment, we are launching the next phase in the execution of our strategy for SUB and shifting from asset-based client segmentation to a needs-based coverage operating model. The new business area, Direct Banking9, will optimally combine digital solutions with personal advice and serve retail, as well as small commercial clients, who primarily use core banking products. With this high-tech client segment, we aim to continuously improve our digital adoption rate through enhanced product offerings and digital interaction with clients.

Private Clients reported pre-tax income of CHF 251 million in the third quarter of 2019, up 1% year on year. Operating expenses were down 4%, reflecting continued discipline on costs, with further investments in digital solutions. Net revenues were slightly lower, down 2% year on year, despite increased client activity in the third quarter of 2019, mainly reflecting a one-time gain from a real estate sale in 3Q18. Quarterly NNA were negative CHF 0.6 billion, with a disciplined approach to protect profitability in a sustained negative interest rate environment. In September, we informed our Private Banking clients that we intend to start charging negative interest rates on cash holdings in excess of CHF 2 million due to the continued negative interest rate environment. NNA remained positive for the first nine months of the year at CHF 3.9 billion, an annualised growth rate of 3%, in line with our mid-term ambition to grow at above market levels.

C&IC generated pre-tax income of CHF 356 million, up 36% year on year, driven by the transfer of the InvestLab fund platform to Allfunds Group. Excluding the gain, pre-tax income would have been CHF 258 million, down 2% year on year. Net revenues for C&IC, including the gain made from the InvestLab transfer, were CHF 702 million, up 15% year on year; excluding the gain, net revenues would have been down 1% at CHF 604 million. Our transaction-based revenues increased slightly year on year, with higher revenues from ITS, and net interest income and recurring commissions and fees were down, 2% and 4%, respectively. We gathered NNA of CHF 6.3 billion in the quarter, confirming the continued momentum in our pension funds business.

International Wealth Management (IWM) delivered continued strong growth momentum in the third quarter of 2019. Pre-tax income increased 43% year on year to CHF 539 million, reflecting a 15% increase in net revenues and a 4% increase in operating expenses. These results include a gain of CHF 131 million on the transfer of the InvestLab fund platform to Allfunds Group, which was recorded in Private Banking. Excluding this gain, pre-tax income would have been CHF 408 million, up 8% year on year, and net revenues would have been up 5% year on year. Asset gathering remained solid with NNA

Media Release Zurich, October 30, 2019

of CHF 9.5 billion for the third quarter. Additionally, IWM’s return on regulatory capital was 34% for the third quarter of 2019.

Private Banking’s pre-tax income for the third quarter increased 49% year on year to CHF 428 million. Net revenues rose 17% to CHF 1.07 billion, including the gain on the InvestLab transfer. Excluding this gain, pre-tax income would have been CHF 297 million, an increase of 3% on 2% growth in net revenues. Net revenue growth, excluding the gain, was driven by a particularly strong increase in transaction and performance-based revenues. Recurring revenues remained stable year on year and net interest income proved resilient, with loan growth offsetting pressure from the negative interest rate environment. Operating expenses in the quarter increased 2% year on year. They decreased by 1% for the first nine months of the year, during which we made targeted investments in client coverage, hiring a number of high-quality relationship managers. NNA stood at CHF 3.6 billion for the quarter, and at CHF 10.4 billion for the first nine months of 2019, an annualised growth rate of 4%.

Asset Management’s pre-tax income in the third quarter increased 22% year on year to CHF 111 million. Net revenues rose 12% on significantly higher performance and placement revenues and higher management fees, partly offset by a decline in investment and partnership income. Higher performance fees were supported by a gain on the sale of a private equity investment of a fund, and related compensation expenses were a driver of higher operating expenses year on year. NNA for the third quarter totalled CHF 5.9 billion, and CHF 14.0 billion in the first nine months of the year, driven by inflows in Fixed Income, Index Solutions, Credit and Real Estate products.

Asia Pacific (APAC) pre-tax income rose 40% year on year in the third quarter of 2019, to CHF 247 million, driven by higher revenues of CHF 886 million, up 9% year on year. These results were supported by stronger performance in our Private Banking business within Wealth Management & Connected (WM&C) and were largely driven by a gain of CHF 98 million from the InvestLab transfer. Excluding that gain, pre-tax income would have been down 15% year on year at CHF 149 million and net revenues would have been down 3% at CHF 788 million. Strong Private Banking revenues were partially offset by lower revenues in our Markets and advisory, financing and underwriting businesses, as economic uncertainty and geopolitical risks continued to weigh on market sentiment. APAC delivered a return on regulatory capital of 17% for the third quarter.

Excluding the InvestLab gain, WM&C’s net revenues would have been CHF 575 million, up 3% year on year, and pre-tax income would have been CHF 183 million, up 2%. Private Banking revenues, excluding the gain on the InvestLab transfer, were up 13% year on year. We achieved record AuM of CHF 222 billion and generated NNA of CHF 2.6 billion in the quarter. Advisory, underwriting, and financing revenues for the quarter were down 18% year on year, performing better than the Street10 which was down 24%, reflecting significantly lower M&A and equity underwriting activities across the industry. In the first nine months of the year, APAC advisory, underwriting and financing ranked number 210  in terms of share of wallet.

Markets reported a pre-tax loss of USD 34 million in the third quarter of 2019, compared to a pre-tax loss of USD 4 million in the same quarter of last year. Net revenues were down 17% year on year, impacted by challenging conditions and continued weakness in emerging markets. Operating expenses were down 2% year on year for the quarter. We continue to drive further strategic alignment in our Asia Trading Solutions business, with synergies in structured product capabilities and distribution, increased focus on UHNW clients, and platform initiatives.

Media Release Zurich, October 30, 2019

Investment Banking & Capital Markets (IBCM) reported a pre-tax loss of USD 16 million for the third quarter of 2019, compared to pre-tax income of USD 72 million in the third quarter of 2018. Net revenues, of USD 428 million, were down 21% year on year, reflecting fewer M&A completions as well as reduced levels of IPOs and leveraged finance client activity. Performance was impacted by continued challenging market conditions characterised by volatility and macroeconomic uncertainty. Net revenues were down 6% compared to the second quarter of 2019, in line with the Street11. Operating expenses of USD 432 million were down 8% year on year, driven by lower variable compensation and the completion of our restructuring programme.

Advisory revenues for the third quarter were down 28% year on year at USD 175 million, reflecting lower revenues from completed M&A transactions. However, revenues were up 10% compared to the second quarter, in line with the Street11.

Equity underwriting revenues were down 20% year on year at USD 74 million for the quarter, reflecting lower IPO issuance and follow-on client activity. Revenues decreased 33% compared to the second quarter, which had more IPO issuance activity, and were down more than the Street11.

Debt underwriting revenues were down 11% year on year at USD 204 million, primarily due to lower leveraged finance revenues, partially offset by higher investment grade issuance activity. Revenues were down 3% compared to the second quarter, in line with the Street11.

Our total global advisory and underwriting revenues12 for the third quarter of 2019 were USD 841 million, down 18% year on year due to lower client activity. Revenues were down 9% compared to the second quarter, down slightly more than the Street, which saw revenues decline by 6%13.

Global Markets (GM) delivered pre-tax income of USD 272 million in the third quarter, up substantially compared to the third quarter of 2018. Our diversified client franchise delivered higher revenues year on year and a second consecutive quarter of positive operating leverage, including a return on regulatory capital of 8% for the quarter.

Net revenues of USD 1.43 billion for the quarter increased by 34% compared to the third quarter of 2018, due to a marked increase in trading results, which more than offset reduced debt and equity underwriting.

Fixed income sales and trading revenues of USD 903 million increased 72% year on year, reflecting robust revenue growth across most businesses and sustained leading market shares.14

Equities sales and trading revenues of USD 424 million increased 11% year on year, with higher trading activity in prime services and equity derivatives as a result of increased market volatility.

Underwriting revenues of USD 211 million decreased 23% year on year, reflecting lower industry-wide issuance activity across equity and debt, including lower industry-wide leveraged finance issuance activity.

We continue to see strong momentum in our ITS business, which benefitted from collaboration with IWM and SUB to serve our wealth management and institutional clients.

Total operating expenses and capital usage were stable year on year, with leverage exposure of USD 261 billion and risk-weighted assets of USD 61 billion.

Media Release Zurich, October 30, 2019

Impact Advisory and Finance

In September, Credit Suisse Asset Management announced its intention to integrate Environmental, Social and Governance (ESG) factors into its investment process; initially with 30 actively managed investment funds representing CHF 20 billion of assets. That sum is expected to grow to more than CHF 100 billion of assets under management by 202015. This repositioning will fulfil ESG criteria as defined by the Credit Suisse Sustainable Investing Framework, constructed with guidance from the Impact Advisory and Finance Department.

The same month also saw the launch of a partnership with the Climate Bonds Initiative for leveraging the global capital markets to accelerate the corporate sustainable transition to a low-carbon economy. The objective is to promote a ‘sustainable transition bond’ market, which ultimately could experience the level of growth the green bond market has seen in recent years as both investors and issuers look to contribute to the fight against climate change.

Sustainability and Corporate Citizenship

In the third quarter, Credit Suisse became a founding signatory to the Principles for Responsible Banking of the UN Environment Programme Finance Initiative, which specify the role and the responsibilities of the banking sector in the development of a sustainable future.

At the same time, Credit Suisse continued to expand its own role in supporting the transition to a low-carbon and climate-resilient economy. We introduced a Group-wide Climate Risk Strategy with a three-pronged approach. Firstly, we aim to work with our clients to support their transition to low-carbon and climate-resilient business models, and further integrate climate change into our risk management models. Secondly, we endeavour to focus on delivering sustainable finance solutions that help our clients achieve their goals and make a contribution to the realisation of the UN Sustainable Development Goals; and thirdly, we aim to reduce the carbon footprint of our own operations.

Reflecting our commitment to operating responsibly, Credit Suisse was selected as an index component of the Dow Jones Sustainability Index in September for the 20th consecutive year.

Media Release Zurich, October 30, 2019

Contact details

Adam Gishen, Investor Relations, Credit Suisse Tel: +41 44 333 71 49 Email: investor.relations@credit-suisse.com
James Quinn, Corporate Communications, Credit Suisse Tel: +41 844 33 88 44 E-mail: media.relations@credit-suisse.com
The Financial Report and Presentation Slides for the third quarter 2019 are available to download from 7:00 CET today at: https://www.credit-suisse.com/results

Presentation of 3Q19 results – Wednesday, October 30, 2019

Event	Analyst Call	Media Call
Time	08:15 Zurich 07:15 London 03:15 New York	10:15 Zurich 09:15 London 05:15 New York
Language	English	English
Access	Switzerland: +41 44 580 48 67 Europe: +44 203 057 6528 US: +1 866 276 89 33 Reference: Credit Suisse analyst call Conference ID: 5857677 Please dial in 10 minutes before the start of the call	Switzerland: +41 44 580 48 67 Europe: +44 203 057 6528 US: +1 866 276 89 33 Reference: Credit Suisse media call Conference ID: 3588684 Please dial in 10 minutes before the start of the call
Q&A Session	Following the presentation, you will have the opportunity to ask the speakers questions	Following the presentation, you will have the opportunity to ask the speakers questions
Playback	Replay available approximately one hour after the event Switzerland: +41 44 580 40 26 Europe: +44 333 300 9785 US: +1 917 677 7532 Conference ID: 5857677	Replay available approximately one hour after the event Switzerland: +41 44 580 40 26 Europe: +44 333 300 9785 US: +1 917 677 7532 Conference ID: 3588684

Media Release Zurich, October 30, 2019

Footnotes

1 Net income attributable to shareholders
2 Relating to the combined revenue results of SUB, IWM and APAC PB within WM&C
3 Includes Global Markets, Investment Banking and Capital Markets as well as APAC Markets and APAC Advisory, Underwriting and Financing within Wealth Management & Connected; APAC Advisory, Underwriting and Financing revenues converted to USD at quarter-end average rates
4 Gross global revenues from advisory, debt and equity underwriting generated across all divisions
5 Excludes impact of CHF 6 billion RWA uplift due to a change in the time period applied in the capital calculations resulting from the redemption of certain legacy SRU eurozone exposures
6 As of October 29, 2019
7 As announced: Media Release, Global Wealth Report 2019, October 21, 2019
8 As announced: Media Release, Credit Suisse announces the closing of the transfer of its third party investment fund platform Credit Suisse InvestLab to Allfunds, September 6, 2019
9 As announced: Media Release, Credit Suisse in Switzerland launches next phase in execution of strategy: Focusing of business areas and investments in growth, August 26, 2019
10 Source: Dealogic (APAC excluding Japan and excluding onshore China) for the period ending September 30, 2019
11 Source: Dealogic for the period ending September 30, 2019 (Americas and EMEA only)
12 Gross global revenues from advisory, debt and equity underwriting generated across all divisions
13 Source: Dealogic for the period ending September 30, 2019 (Global)
14 Ranked #1 for Asset Finance for 9M19; source: Thomson Reuters, ranked #3 for Leveraged Finance Capital Markets for 9M19, source: Dealogic
15 As announced: Media Release, Credit Suisse Asset Management migrates ESG across its product range, targeting CHF 100 billion of ESG assets under management by the end of 2020, September 27, 2019

Abbreviations
APAC – Asia Pacific; AuM – assets under management; CHF – Swiss francs; CET1 – common equity tier 1; C&IC – Corporate & Institutional Clients; EMEA – Europe, Middle East and Africa; ESG – Environmental, Social and Governance; FINMA – Swiss Financial Market Supervisory Authority; GAAP – Generally accepted accounting principles; GM – Global Markets; IBCM – Investment Banking & Capital Markets; IPO – initial public offering; ITS – International Trading Solutions; IWM – International Wealth Management; M&A – mergers and acquisitions; NNA – net new assets; PB – Private Banking; PC – Private Clients; RoTE – Return on Tangible Equity; RWA – risk weighted assets; SUB – Swiss Universal Bank; UHNW – ultra-high-net-worth; UN – United Nations; USD – US dollar; WM&C – Wealth Management & Connected

Important information
This document contains select information from the full 3Q19 Financial Report and 3Q19  Results Presentation slides that Credit Suisse believes is of particular interest to media professionals. The complete 3Q19 Financial Report and 3Q19 Results Presentation slides, which have been distributed simultaneously, contain more comprehensive information about our results and operations for the reporting quarter, as well as important information about our reporting methodology and some of the terms used in these documents. The complete 3Q19 Financial Report and 3Q19 Results Presentation slides are not incorporated by reference into this document.
We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.

In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic conditions, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks or goals.

In preparing this document, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualised numbers do not take into account variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this document may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information.

Media Release Zurich, October 30, 2019

Return on tangible equity is based on tangible shareholders’ equity, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders’ equity as presented in our balance sheet. Tangible book value, a non-GAAP financial measure, is equal to tangible shareholders' equity. Tangible book value per share is a non-GAAP financial measure, which is calculated by dividing tangible shareholders' equity by total number of shares outstanding. Management believes that tangible shareholders' equity/tangible book value, return on tangible equity and tangible book value per share are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy. For end-3Q19, tangible shareholders’ equity excluded goodwill of CHF 4,760 million and other intangible assets of CHF 219 million from total shareholders’ equity of CHF 45,150 million as presented in our balance sheet. For end-2Q19, tangible shareholders’ equity excluded goodwill of CHF 4,731 million and other intangible assets of CHF 216 million from total shareholders’ equity of CHF 43,673 million as presented in our balance sheet. For end-4Q18, tangible equity excluded goodwill of CHF 4,766 million and other intangible assets of CHF 219 million from total shareholders’ equity of CHF 43,922 million as presented in our balance sheet. For end-3Q18, tangible shareholders’ equity excluded goodwill of CHF 4,736 million and other intangible assets of CHF 214 million from total shareholders’ equity of CHF 42,734 million as presented in our balance sheet. Shares outstanding were 2,473.8 million at end-3Q19.

Regulatory capital is calculated as the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital (a non-GAAP financial measure) is calculated using income / (loss) after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For the Markets business within the APAC division and for the Global Markets and Investment Banking & Capital Markets divisions, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology to calculate return on regulatory capital.

Credit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks (Swiss Requirements), which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Credit Suisse has adopted the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS) and implemented in Switzerland by the Swiss Financial Market Supervisory Authority FINMA (FINMA).

References to phase-in and look-through included herein refer to Basel III capital requirements and Swiss Requirements. Phase-in reflects that, for the years 2014-2018, there was a five-year (20% per annum) phase-in of goodwill, other intangible assets and other capital deductions (e.g., certain deferred tax assets) and a phase-out of an adjustment for the accounting treatment of pension plans. For the years 2013-2022, there is a phase-out of certain capital instruments. Look-through assumes the full phase-in of goodwill and other intangible assets and other regulatory adjustments and the phase-out of certain capital instruments.

Unless otherwise noted, all CET1 ratio, Tier-1 leverage ratio, risk-weighted assets and leverage exposure figures in this document are as of the end of the respective period and on a “look-through” basis.

Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The look-through tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by period end leverage exposure. Swiss leverage ratios are measured on the same period-end basis as the leverage exposure for the BIS leverage ratio.

Generic references to profit and costs in this document refer to pre-tax income and operating expenses, respectively. References to global advisory and underwriting include global revenues from advisory, debt and equity underwriting generated across all divisions.

Investors and others should note that we announce material information (including quarterly earnings releases and financial reports) to the investing public using press releases, SEC and Swiss ad hoc filings, our website and public conference calls and webcasts. We intend to also use our Twitter account @creditsuisse (https://twitter.com/creditsuisse) to excerpt key messages from our public disclosures, including earnings releases. We may retweet such messages through certain of our regional Twitter accounts, including @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac). Investors and others should take care to consider such abbreviated messages in the context of the disclosures from which they are excerpted. The information we post on these Twitter accounts is not a part of this document.

Information referenced in this document, whether via website links or otherwise, is not incorporated into this document.

Certain material in this document has been prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information.

In various tables, use of “–” indicates not meaningful or not applicable.

Appendix
Key metrics
	in / end of			% change		in / end of		% change
	3Q19	2Q19	3Q18	QoQ	YoY	9M19	9M18	YoY
Credit Suisse Group results (CHF million)
Net revenues	5,326	5,581	4,888	(5)	9	16,294	16,119	1
Provision for credit losses	72	25	65	188	11	178	186	(4)
Compensation and benefits	2,383	2,545	2,394	(6)	0	7,446	7,479	0
General and administrative expenses	1,404	1,395	1,301	1	8	4,212	4,229	0
Commission expenses	325	314	286	4	14	952	958	(1)
Restructuring expenses	–	–	171	–	–	–	490	–
Total other operating expenses	1,729	1,709	1,758	1	(2)	5,164	5,677	(9)
Total operating expenses	4,112	4,254	4,152	(3)	(1)	12,610	13,156	(4)
Income before taxes	1,142	1,302	671	(12)	70	3,506	2,777	26
Net income attributable to shareholders	881	937	424	(6)	108	2,567	1,765	45
Statement of operations metrics (%)
Return on regulatory capital	10.0	11.6	6.0	–	–	10.4	8.1	–
Balance sheet statistics (CHF million)
Total assets	795,920	784,216	768,544	1	4	795,920	768,544	4
Risk-weighted assets	302,121	290,798	276,607	4	9	302,121	276,607	9
Leverage exposure	921,411	897,916	884,952	3	4	921,411	884,952	4
Assets under management and net new assets (CHF billion)
Assets under management	1,482.2	1,459.9	1,404.7	1.5	5.5	1,482.2	1,404.7	5.5
Net new assets	12.8	23.2	15.7	(44.8)	(18.5)	71.8	56.0	28.2
Basel III regulatory capital and leverage statistics (%)
CET1 ratio	12.4	12.5	12.9	–	–	12.4	12.9	–
CET1 leverage ratio	4.1	4.1	4.0	–	–	4.1	4.0	–
Look-through tier 1 leverage ratio	5.5	5.3	5.1	–	–	5.5	5.1	–

Swiss Universal Bank
	in / end of			% change		in / end of		% change
	3Q19	2Q19	3Q18	QoQ	YoY	9M19	9M18	YoY
Results (CHF million)
Net revenues	1,417	1,476	1,341	(4)	6	4,272	4,191	2
of which Private Clients	715	828	730	(14)	(2)	2,285	2,249	2
of which Corporate & Institutional Clients	702	648	611	8	15	1,987	1,942	2
Provision for credit losses	28	10	31	180	(10)	67	100	(33)
Total operating expenses	782	812	799	(4)	(2)	2,394	2,464	(3)
Income before taxes	607	654	511	(7)	19	1,811	1,627	11
of which Private Clients	251	356	249	(29)	1	880	782	13
of which Corporate & Institutional Clients	356	298	262	19	36	931	845	10
Metrics (%)
Return on regulatory capital	18.5	20.1	16.2	–	–	18.6	17.2	–
Cost/income ratio	55.2	55.0	59.6	–	–	56.0	58.8	–
Private Clients
Assets under management (CHF billion)	214.2	214.7	209.3	(0.2)	2.3	214.2	209.3	2.3
Net new assets (CHF billion)	(0.6)	1.2	0.9	–	–	3.9	4.1	–
Gross margin (annualized) (bp)	133	156	139	–	–	144	144	–
Net margin (annualized) (bp)	47	67	48	–	–	55	50	–
Corporate & Institutional Clients
Assets under management (CHF billion)	424.6	410.7	360.2	3.4	17.9	424.6	360.2	17.9
Net new assets (CHF billion)	6.3	8.9	1.8	–	–	42.8	6.5	–
International Wealth Management
	in / end of			% change		in / end of		% change
	3Q19	2Q19	3Q18	QoQ	YoY	9M19	9M18	YoY
Results (CHF million)
Net revenues	1,461	1,369	1,265	7	15	4,247	4,012	6
of which Private Banking	1,066	989	913	8	17	3,074	2,948	4
of which Asset Management	395	380	352	4	12	1,173	1,064	10
Provision for credit losses	14	9	15	56	(7)	33	19	74
Total operating expenses	908	916	872	(1)	4	2,708	2,698	0
Income before taxes	539	444	378	21	43	1,506	1,295	16
of which Private Banking	428	340	287	26	49	1,170	1,035	13
of which Asset Management	111	104	91	7	22	336	260	29
Metrics (%)
Return on regulatory capital	34.3	28.9	27.1	–	–	32.9	31.4	–
Cost/income ratio	62.1	66.9	68.9	–	–	63.8	67.2	–
Private Banking
Assets under management (CHF billion)	365.2	363.1	368.4	0.6	(0.9)	365.2	368.4	(0.9)
Net new assets (CHF billion)	3.6	5.5	3.0	–	–	10.4	13.7	–
Gross margin (annualized) (bp)	117	109	99	–	–	113	107	–
Net margin (annualized) (bp)	47	37	31	–	–	43	37	–
Asset Management
Assets under management (CHF billion)	426.0	414.0	403.7	2.9	5.5	426.0	403.7	5.5
Net new assets (CHF billion)	5.9	8.6	4.5	–	–	14.0	21.5	–

Asia Pacific
	in / end of			% change		in / end of		% change
	3Q19	2Q19	3Q18	QoQ	YoY	9M19	9M18	YoY
Results (CHF million)
Net revenues	886	913	811	(3)	9	2,653	2,716	(2)
of which Wealth Management & Connected	673	614	557	10	21	1,852	1,784	4
of which Markets	213	299	254	(29)	(16)	801	932	(14)
Provision for credit losses	19	(1)	10	–	90	35	27	30
Total operating expenses	620	677	625	(8)	(1)	1,951	2,062	(5)
Income before taxes	247	237	176	4	40	667	627	6
of which Wealth Management & Connected	281	216	180	30	56	667	553	21
of which Markets	(34)	21	(4)	–	–	0	74	(100)
Metrics (%)
Return on regulatory capital	17.2	17.0	12.5	–	–	15.9	15.0	–
Cost/income ratio	70.0	74.2	77.1	–	–	73.5	75.9	–
Wealth Management & Connected – Private Banking
Assets under management (CHF billion)	222.4	218.7	207.5	1.7	7.2	222.4	207.5	7.2
Net new assets (CHF billion)	2.6	2.8	6.4	–	–	10.4	16.0	–
Gross margin (annualized) (bp)	97	79	76	–	–	84	83	–
Net margin (annualized) (bp)	50	30	26	–	–	35	30	–

Global Markets
	in / end of			% change		in / end of		% change
	3Q19	2Q19	3Q18	QoQ	YoY	9M19	9M18	YoY
Results (CHF million)
Net revenues	1,415	1,553	1,043	(9)	36	4,440	4,015	11
Provision for credit losses	8	2	3	300	167	21	19	11
Total operating expenses	1,138	1,194	1,136	(5)	0	3,511	3,649	(4)
Income/(loss) before taxes	269	357	(96)	(25)	–	908	347	162
Metrics (%)
Return on regulatory capital	8.3	11.0	(3.0)	–	–	9.5	3.5	–
Cost/income ratio	80.4	76.9	108.9	–	–	79.1	90.9	–
Investment Banking & Capital Markets
	in / end of			% change		in / end of		% change
	3Q19	2Q19	3Q18	QoQ	YoY	9M19	9M18	YoY
Results (CHF million)
Net revenues	425	454	530	(6)	(20)	1,235	1,702	(27)
Provision for credit losses	11	1	3	–	267	20	19	5
Total operating expenses	429	447	457	(4)	(6)	1,317	1,444	(9)
Income/(loss) before taxes	(15)	6	70	–	–	(102)	239	–
Metrics (%)
Return on regulatory capital	(1.7)	0.8	8.9	–	–	(3.7)	10.4	–
Cost/income ratio	100.9	98.5	86.2	–	–	106.6	84.8	–
Global advisory and underwriting revenues
	in			% change		in		% change
	3Q19	2Q19	3Q18	QoQ	YoY	9M19	9M18	YoY
Global advisory and underwriting revenues (USD million)
Global advisory and underwriting revenues	841	924	1,020	(9)	(18)	2,534	3,282	(23)
of which advisory and other fees	203	208	291	(2)	(30)	582	855	(32)
of which debt underwriting	463	463	498	0	(7)	1,386	1,682	(18)
of which equity underwriting	175	253	231	(31)	(24)	566	745	(24)

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
■ our plans, targets or goals;
■ our future economic performance or prospects;
■ the potential effect on our future performance of certain contingencies; and
■ assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
■ the ability to maintain sufficient liquidity and access capital markets;
■ market volatility and interest rate fluctuations and developments affecting interest rate levels;
■ the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2019 and beyond;
■ the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
■ adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
■ the ability to achieve our strategic goals, including those related to our targets and financial goals;
■ the ability of counterparties to meet their obligations to us;
■ the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
■ political and social developments, including war, civil unrest or terrorist activity;
■ the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
■ operational factors such as systems failure, human error, or the failure to implement procedures properly;
■ the risk of cyber attacks, information or security breaches or technology failures on our business or operations;
■ the adverse resolution of litigation, regulatory proceedings and other contingencies;
■ actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
■ the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
■ the potential effects of changes in our legal entity structure;
■ competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
■ the ability to retain and recruit qualified personnel;
■ the ability to maintain our reputation and promote our brand;
■ the ability to increase market share and control expenses;
■ technological changes;
■ the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
■ acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
■ other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2018.

 Tidjane Thiam, Chief Executive OfficerDavid Mathers, Chief Financial OfficerOctober 30, 2019  Credit SuisseThird Quarter 2019 Results

 Disclaimer  2  October 30, 2019  This material does not purport to contain all of the information that you may wish to consider. This material is not to be relied upon as such or used in substitution for the exercise of independent judgment.Cautionary statement regarding forward-looking statements This presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2018 and in the “Cautionary statement regarding forward-looking information" in our 3Q19 Financial Report published on October 30, 2019 and filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements. In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic conditions, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks or goals. We may not achieve the benefits of our strategic initiativesWe may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives. Estimates and assumptionsIn preparing this presentation, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take account of variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this presentation may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information.Statement regarding non-GAAP financial measuresThis presentation also contains non-GAAP financial measures, including adjusted results as well as return on regulatory capital, return on tangible equity and tangible book value per share (which are based on tangible shareholders’ equity). Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in this presentation in the Appendix as well as in the 3Q19 Financial Report, which are both available on our website at www.credit-suisse.com.Statement regarding capital, liquidity and leverageCredit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks (Swiss Requirements), which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Credit Suisse has adopted the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS) and implemented in Switzerland by the Swiss Financial Market Supervisory Authority FINMA.References to phase-in and look-through included herein refer to Basel III capital requirements and Swiss Requirements. Phase-in reflects that, for the years 2014-2018, there was a five-year (20% per annum) phase-in of goodwill, other intangible assets and other capital deductions (e.g., certain deferred tax assets) and a phase-out of an adjustment for the accounting treatment of pension plans. For the years 2013-2022, there is a phase-out of certain capital instruments. Look-through assumes the full phase-in of goodwill and other intangible assets and other regulatory adjustments and the phase-out of certain capital instruments.Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The tier 1 leverage ratio and CET1 leverage ratio are calculated as BIS tier 1 capital and CET1 capital, respectively, divided by period-end leverage exposure. Swiss leverage ratios are measured on the same period-end basis as the leverage exposure for the BIS leverage ratio.SourcesCertain material in this presentation has been prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information.

 Earnings Review  3  October 30, 2019

# Key messages – Continued YoY improvement in returns

## 3Q19 Net income of CHF 881 mn[1], up 108% YoY; RoTE‡ of 9%, doubled YoY; TBVPS‡ of CHF 16.24, increased at 9% CAGR in 9M19

**1 Delivering profitable growth in Wealth Management**

- Continued strong Wealth Management[2] NNA of CHF 25 bn in 9M19, at a 4% annualized growth rate
- Group AuM to a record-level of CHF 1.5 tn, an increase of CHF 135 bn in 9M19
- Wealth Management[3] franchise delivering profitable growth across all revenue segments in a challenging 3Q19 market environment
- Continuing to benefit from growing collaboration efforts, with significant revenue and profit growth in ITS and Asset Management

**2 Significant improvement in Global Markets performance after three years of deep restructuring**

- Strong revenue growth with particular strength in Fixed Income and strong Equities performance
- Global Markets with 34% growth in net revenues, continued to deliver positive operating leverage in 3Q19 YoY
- Achieved 9M19 pre-tax income of USD 914 mn in Global Markets, with return on regulatory capital† of 9%

**3 Driving Group returns higher**

- Improved Group return on tangible equity‡ to 9% in 3Q19 from 4% in 3Q18
- Increased TBVPS‡ at 9% CAGR to CHF 16.24 and grown tangible book value‡ by CHF 1.2 bn in 9M19
- Returning capital to our shareholders – bought back CHF 695 mn of shares YTD[4] and paid out CHF 695 mn of dividend in 2019
- CHF 1.8 bn increase in CET1 capital in 3Q19 YoY; CET1 ratio of 12.4% after deduction of ~20 bps for RWA uplift of CHF 6 bn due to the change in the time period applied in the capital calculations resulting from the redemption of certain legacy SRU eurozone exposures; Tier 1 leverage ratio of 5.5%

Note: Results include impact of CHF 327 mn related to the transfer of the InvestLab fund platform to Allfunds Group, recorded in SUB, IWM and APAC
†, ‡ RoRC, RoTE, tangible book value and tangible book value per share are non-GAAP financial measures, see Appendix; RoTE figures are rounded up or down to the nearest whole number
1 Relating to net income attributable to shareholders 2 Relating to SUB PC, IWM PB and APAC PB within WM&C 3 Relating to SUB, IWM and APAC PB within WM&C 4 As of October 29, 2019

CREDIT SUISSE October 30, 2019 4

     -10%  5  October 30, 2019  Our operating environment has remained challenging in 3Q19    …whilst global primary markets have continued to be challenged3Q19 YoY performance  1 Source: Bloomberg as of September 30, 2019 2 Source: Credit Suisse PLUS as of September 30, 2019 3 Source: Dealogic as of September 30, 2019 4 Includes High Yield bonds and Leveraged Loans    Primary street fees3  0%  -20%  APAC  Europe  US  -10%  Leveraged Finance street fees3,4  -18%  Europe  US    Interest rates have been moving lower…10 year swap rates1    …with elevated and volatile credit spreads…US High Yield Index spread-to-worst in bps2  1Q19  2Q19  3Q19  1Q18  2Q18  3Q18  1Q19  4Q18  2Q19  3Q19%  %  %  %  %

In 3Q19, we delivered the 12th consecutive quarter of YoY profit growth with PTI of CHF 1.1 bn, up 70% YoY



Group pre-tax income
in CHF mn
+1%
-484
670
1,054
1,062
+24%
199
582
1,052
1,302
+70%
222
400
671
1,142
-2,203
141
595
'16 '17 '18 '19
1Q
'16 '17 '18 '19
2Q
'16 '17 '18 '19
3Q
'16 '17 '18
4Q

CREDIT SUISSE
October 30, 2019
6

# We have continued to execute with discipline since the end of the restructuring, generating positive operating leverage in 3Q19

**Group net revenues**
in CHF mn


+2%
4,888
4,999[1]
3Q18
3Q19

**Group operating expenses**
in CHF mn


-1%
4,152
4,112
3Q18
3Q19

1 Excludes impact of CHF 327 mn related to the transfer of the InvestLab fund platform to Allfunds Group, recorded in SUB, IWM and APAC

CREDIT SUISSE
October 30, 2019
7

   We are continuing to increase net income…  8  October 30, 2019  +108%  Net income attributableto shareholdersin CHF mn

   …and are driving RoTE higher  9  October 30, 2019  Return on tangible equity‡based on CHF  ‡ RoTE is a non-GAAP financial measure, see Appendix; RoTE figures are rounded up or down to the nearest whole number

   We have been able to consistently increase CET1 capital since 2015…  10  October 30, 2019  CET1 capitalin CHF bn  Tier 1 leverage ratio  5.5%  CET1 ratio  12.4%  10.2%  3.9%  +1.8 bn  12.6%  +220 bps  +160 bps  Excl. impact of CHF 6 bn RWA uplift due to the change in the time period applied in the capital calculations resulting from the redemption of certain legacy SRU eurozone exposures

   11  October 30, 2019  …and have grown tangible book value by CHF 1.2 bn during 2019, increasing our TBVPS at a 9% CAGR      Tangible book value per share‡in CHF  +9%CAGR  ‡ Tangible book value and tangible book value per share are non-GAAP financial measures, see Appendix1 As of October 29, 2019 2 Subject to market and economic conditions  Increase in tangible book value‡    CHF +1.2 bnin 9M19  Dividends    CHF 695 mnpaid out in 2019  Share buyback program    CHF 695 mnrepurchased in 2019 YTD1  and at leastCHF ~300 mnexpected for 4Q192

   Divisional highlights  12  October 30, 2019

   13  October 30, 2019  As per 2018 Investor Day

     We have attracted strong net asset inflows across Wealth and Asset Management in 2019 YTD…  14  October 30, 2019  Group net new assetsin CHF bn  SUB PC      4%    7%  Wealth Management NNAgrowth rates 9M19, annualized  IWM PB  APAC PB1  1 APAC PB within WM&C  3%  +28%  IBCM  APAC  Global Markets  IWM  SUB

   15  October 30, 2019  …adding to a track record of consistent NNA growth during the restructuring and beyond  Group net new assetsin CHF bn  IBCM  APAC  Global Markets  IWM  SUB

SUB | IWM | APAC | IBCM | Global Markets

# Our Wealth Management revenues were resilient in an unsupportive environment

**SUB, IWM and APAC PB[1] key metrics**
in CHF mn


Net interest income
+1%
1,253
1,260
3Q18
3Q19
Recurring commissions & fees
+0.3%
1,043
1,046
3Q18
3Q19
Transaction- and performance-based
+12%
725
811
3Q18
3Q19

**+3%**
**Wealth Mgmt.[2] net revenue growth in 3Q19 YoY[3]**

1 APAC PB within WM&C 2 Relating to SUB, IWM and APAC PB within WM&C 3 Totals include Other revenues of CHF -28 mn in 3Q18 and CHF -32 mn in 3Q19. 3Q19 excludes impact of CHF 327 mn related to the transfer of the InvestLab fund platform to Allfunds Group, recorded in SUB, IWM and APAC PB within WM&C

CREDIT SUISSE October 30, 2019 16

   We have delivered strong performance in SUB…  17  October 30, 2019  IBCM  APAC  Global Markets  1 Source: Dealogic as of September 30, 2019 2 Excludes impact of CHF 98 mn related to the transfer of the InvestLab fund platform to Allfunds Group, recorded in SUB C&IC  IWM  SUB  Key highlightsRecord divisional AuM of CHF 639 bnHighest 9M divisional NNA since 2013 with CHF 46.7 bn net inflowsIncrease in transaction revenues and stable recurring revenues in 3Q19 YoY Maintained #1 position in Swiss investment banking across all products1Record 9M PTI of CHF 1.7 bn2

SUB | IWM | APAC | IBCM | Global Markets

# …in IWM…

**Key highlights**

- Strong Private Banking performance
  - Increase in transaction- and performance-based revenues of 12% in 3Q19 YoY
  - Proactive outreach leading to higher client activity
  - Mitigated impact from adverse interest rate movements with continued loan growth and measures to protect deposit margins
  - Strong asset gathering momentum with 3Q19 NNA of CHF 3.6 bn
  - Continuing to benefit strongly from increased collaboration with ITS
- Strong Asset Management performance

CREDIT SUISSE
October 30, 2019
18

SUB | IWM | APAC | IBCM | Global Markets

# …in Asset Management…

**Asset Management pre-tax income**
in CHF mn


+22%
91
111
3Q18
3Q19

**Strong NNA** — **CHF 14 bn**
**5% growth rate**
in 9M19, annualized

**Record AuM** — **CHF 426 bn**
in 3Q19

**Revenue momentum** — **+12% YoY**
in 3Q19

**Driving returns** — **33% RoRC†**
in 3Q19

† RoRC is a non-GAAP financial measure, see Appendix

Credit Suisse
October 30, 2019
19

SUB | IWM | APAC | IBCM | Global Markets

# …and in APAC WM&C

## Key highlights

- **Strong Private Banking performance**
  - 3rd highest revenues ever in 3Q19[1], up 13% YoY[1]
  - Record NII and 19% YoY increase in transaction revenues
  - Record AuM of CHF 222 bn, up 7% YoY
  - Mandate penetration and volumes at record levels
  - 3rd highest RM productivity quarter[1,2]
  - Highest PTI quarter ever[1]
- **APAC IBCM with #1 rank in SoW YTD[3] and #3 rank for 3Q19[4]**

1 Excludes impact of CHF 98 mn related to the transfer of the InvestLab fund platform to Allfunds Group, recorded in APAC PB within WM&C 2 Average productivity per RM on annualized basis 3 Source: Dealogic as of October 15, 2019 4 Source: Dealogic for the period ending September 30, 2019. Relating to APAC ex-Japan and excluding China onshore. Includes USD, EUR and JPY currencies in DCM and Loans and excludes A shares in ECM

CREDIT SUISSE

October 30, 2019 20

SUB | IWM | APAC | IBCM | Global Markets

# IBCM – lower primary activity and global uncertainty weighing on performance

**Key highlights**

- IBCM is absolutely core to our integrated approach and we will continue to invest in our franchise
- We have delivered 3 years of strong results since the announcement of our strategy in 2015 and we maintain leading market positions in ECM and Leveraged Finance[1]
- 3Q19 revenue underperformance is driven by continued weakness in M&A and fewer completed IPOs as well as reduced Leveraged Finance client activity
  - Meaningful progress in Tech and Healthcare offset by weakness in key sectors Industrials and Sponsors
- Our M&A pipeline has been building into 4Q19
- We are implementing a number of M&A focused strategic initiatives expected to drive incremental revenues for 2020-2022

1 Source: Dealogic as of September 30, 2019

CREDIT SUISSE

October 30, 2019

21

   22  October 30, 2019  At our 2018 Investor Day, we identified a number of revenue initiatives to drive Global Markets returns higher…  Global Markets  IBCM  APAC  IWM  SUB  As per 2018 Investor Day

   23  October 30, 2019  …and Global Markets is delivering, with significant revenue growth in 3Q19…  Global Markets  IBCM  APAC  IWM  SUB  +34%  Global Markets net revenuesin USD mn

   24  October 30, 2019  …supported by a strong performance in ITS driving growth in transaction revenues…  On track to achieve 2020 ambition  +43%  International Trading Solutionsnet revenuesin USD terms    Global Markets  IBCM  APAC  IWM  SUB

SUB | IWM | APAC | IBCM | Global Markets

# …and strength in both Fixed Income and Equities…

**Global Markets Fixed Income Sales & Trading**
net revenues in USD terms, 3Q19 YoY


+72%
+10%
CREDIT SUISSE[1]
Peers[2]

- Best Investment Grade trading quarter since 1Q14
- Top-3 Leveraged Finance capital markets franchise in 9M19[3]
- Record revenues in #1 ranked Asset Finance franchise[4]

**Global Markets Equity Sales & Trading**
net revenues in USD terms, 3Q19 YoY


+11%
0%
CREDIT SUISSE[1]
Peers[2]

- Best Equity Derivatives 3Q revenues since 2015
- Gained market share in AES in the US in 3Q19[5]
- Prime with 3rd consecutive quarter of YoY improvement in RoA

| **Franchise industry awards** selected accolades | The Banker Investment Banking Awards 2019 | The Banker Investment Banking Awards 2019 | 2019 GlobalCapital Bond Awards | GlobalCapital | GlobalCapital |
|---|---|---|---|---|---|
| | Most Innovative Bank for Leveraged Finance[6] *4th consecutive year and 5th time in the past six years* | Most Innovative Bank for Securitization[6] *4th consecutive year and 5th time in the past six years* | Structured Products House of the Year[7] | Credit Derivatives House of the Year[7] *3rd consecutive year* | Clearing Bank of the Year[7] |

1 Relating to Global Markets only. Global Fixed Income Sales and Trading net revenues (across GM and APAC Markets) increased 63% in 3Q19 YoY; Global Equity Sales and Trading net revenues (across GM and APAC Markets) increased 3% YoY 2 Source: Company public disclosures. Includes Bank of America, Barclays, Citigroup, Goldman Sachs, JPMorgan Chase, Morgan Stanley and UBS. Relating to Global Sales & Trading revenues in USD terms 3 Source: Dealogic as of September 30, 2019 4 Source: Thomson Reuters as of September 30, 2019 5 Based on Credit Suisse internal volumes and turnover 6 Source: The Banker as of October 4, 2019 7 Source: Global Capital as of September 26, 2019

CREDIT SUISSE October 30, 2019 25

   26  October 30, 2019  …delivering USD 914 mn of pre-tax income in 9M19…  1 Return on RWA is a non-GAAP financial measure and calculated using income after tax applying an assumed tax rate of 30% and 10% of average RWA based on USD 2 Return on leverage exposure is a non-GAAP financial measure and calculated using income after tax applying an assumed tax rate of 30% and 3.5% of average leverage exposure based on USD   Global Markets return on RWA1  14%  6%  2.5x  Global Markets pre-tax income  Global Markets return on leverage exposure2  9%  4%  Global Markets  IBCM  APAC  IWM  SUB

   27  October 30, 2019  …whilst operating with strong capital discipline  Global Markets  IBCM  APAC  IWM  SUB  Global Markets RWAin USD bn  Global Markets leverage exposurein USD bn  1 Figures for 3Q15 present financial information based on results under our structure prior to our re-segmentation announcement on October 21, 2015; on the basis of our current structure, the 3Q15 RWA and leverage exposure amounts for Global Markets were USD 63 bn and USD 313 bn, respectively  -42%  61  110  59  58  60    1

SUB | IWM | APAC | IBCM | Global Markets

# Overall, we generated revenue growth in our global Investment Banking franchise in 3Q19

**Global Investment Banking net revenues**[1,2]
in USD mn



+8%
2,042
2,209
Underwriting & Advisory3
1,014
804
-21%
Equity Sales & Trading
603
621
+3%
Fixed Income
Sales & Trading
563
920
+63%
3Q18
3Q19
Global Sales & Trading
+32% YoY

1 Includes Global Markets, IBCM, APAC Markets and APAC Advisory, Underwriting and Financing within WM&C 2 Totals include other revenues of USD -138 mn in 3Q18 and USD -136 mn in 3Q19 3 Includes APAC Financing revenues in addition to Advisory and Underwriting, which are converted to USD at quarter end average rates

CREDIT SUISSE October 30, 2019 28

   Summary  29  October 30, 2019  Continued year-on-year improvement in returnsDelivering profitable growth in Wealth ManagementSignificant improvement in Global Markets performance after three years of deep restructuring Growing TBVPS‡ – increased at 9% CAGR in 9M19Returned CHF 1.4 bn of capital to our shareholders in 9M19  ‡ Tangible book value per share is a non-GAAP financial measures, see Appendix

 Detailed Financials  30  October 30, 2019

# Results Overview

| Credit Suisse Group in CHF mn unless otherwise specified | 3Q19 | 2Q19 | 3Q18 | Δ 3Q18 | 9M19 | 9M18 | Δ 9M18 |
|---|---|---|---|---|---|---|---|
| **Net revenues**[1] | **5,326** | **5,581** | **4,888** | 9% | **16,294** | **16,119** | 1% |
| o/w Wealth Management-related[1,2] | 3,551 | 3,459 | 3,163 | 12% | 10,371 | 9,987 | 4% |
| o/w IBCM in USD mn | 428 | 455 | 543 | -21% | 1,240 | 1,752 | -29% |
| o/w Markets activities[3] in USD mn | 1,641 | 1,851 | 1,325 | 24% | 5,261 | 5,110 | 3% |
| **Provision for credit losses** | **72** | **25** | **65** | | **178** | **186** | |
| **Total operating expenses** | **4,112** | **4,254** | **4,152** | -1% | **12,610** | **13,156** | -4% |
| **Pre-tax income** | **1,142** | **1,302** | **671** | 70% | **3,506** | **2,777** | 26% |
| Income tax expense | 256 | 365 | 261 | | 934 | 1,021 | |
| Effective tax rate | 22% | 28% | 39% | | 27% | 37% | |
| **Net income attributable to shareholders** | **881** | **937** | **424** | 108% | **2,567** | **1,765** | 45% |
| Return on tangible equity‡ | 9% | 10% | 4% | | 9% | 6% | |
| Diluted earnings per share in CHF | 0.34 | 0.36 | 0.16 | 113% | 0.99 | 0.67 | 48% |

| Excluding InvestLab transfer in CHF mn | 3Q19 | 2Q19 | 3Q18 | Δ 3Q18 | 9M19 | 9M18 | Δ 9M18 |
|---|---|---|---|---|---|---|---|
| Net revenues | 4,999 | 5,581 | 4,888 | 2% | 15,967 | 16,119 | -1% |
| o/w Wealth Management-related[2] | 3,224 | 3,459 | 3,163 | 2% | 10,044 | 9,987 | 1% |
| Pre-tax income | 815 | 1,302 | 671 | 21% | 3,179 | 2,777 | 14% |

‡ RoTE is a non-GAAP financial measure, see Appendix; RoTE figures are rounded up or down to the nearest whole number 1 3Q19 and 9M19 include CHF 327 mn related to the transfer of the InvestLab fund platform to Allfunds Group, recorded in SUB (CHF 98 mn), IWM (CHF 131 mn) and APAC (CHF 98 mn) 2 Includes SUB, IWM and APAC WM&C 3 Includes Global Markets and APAC Markets

CREDIT SUISSE
October 30, 2019
31

 CET1 ratio at 12.4%;Tier 1 leverage ratio up 20 bps to 5.5%  32  October 30, 2019  Risk-weighted assets in CHF bn  291  2  8  1  302  Leverage exposure in CHF bn  898  7  921  12.5%  12.4%  CET1 ratio  4.1%  4.1%  CET1 leverage ratio  5.3%  5.5%  Tier 1 leverage ratio      Key messagesCET1 ratio of 12.4%; CET1 leverage ratio of 4.1% and Tier 1 leverage ratio of 5.5%, up from 5.3% in 2Q19As of October 29, we repurchased CHF 695 mn of shares at an average price of CHF 12.28Risk-weighted assetsRWA increased by CHF 11 bn, mainly as a result of a CHF 6 bn uplift due to the change in the time period applied in the capital calculations resulting from the redemption of certain legacy SRU eurozone exposuresCHF 2 bn adverse impact from FX, primarily from the strengthening of the USDLeverage ratioTier 1 leverage ratio increased to 5.5%, primarily a result of the completion of the AT1 refinancing program      17      SUB, IWM, APAC +7Corp. Ctr. +5GM +3IBCM +2  o/w 6 from updatein capital calculations

 33  October 30, 2019  Continued disciplined use of resources  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix * Adjusted operating cost base at constant 2018 FX rates; see Appendix  Adjusted operating cost base at constant FX rates* in CHF bn          15.0  13.9  13.2  12.6  Adjusted operatingcost base  Adjustmentsincl. FX*  Reported

# Increased tangible book value per share by 10% since 3Q18 as a result of significant capital generation

**Tangible book value per share (TBVPS)‡**
in CHF


+10%
14.80
1.11
0.17
0.09
0.14
0.13
(0.02)
16.42
(0.27)
0.09
16.24
CHF 2.8 bn generated
CHF 1.4 bn distributed to shareholders
3Q18
Net income attr. to shareholders
Net share plan accrual
Pension credit 1
Own credit movements 2
Other 3
FX
Before capital distribution
Dividends
Share buyback
3Q19

**Key messages**

- Tangible book value per share‡ would have been CHF 16.42 excluding capital returned to shareholders; reported TBVPS‡ at CHF 16.24, an uplift of 10% since the end of 3Q18
- CHF 2.8 bn of net income attributable to shareholders generated since the end of 3Q18
- Distributed CHF 1.4 bn to shareholders, resulting in a pay-out ratio of ~50%, in line with our guidance given at the 2018 Investor Day

‡ Tangible book value per share (TBVPS) is a non-GAAP financial measure, see Appendix
1 Includes net gains from the re-measurement of the Group's pension assets and liabilities 2 Reflects impact on tangible shareholders' equity from own credit movements via other comprehensive income and tax expenses related to own credit movements 3 Includes the impact from an increase in retained earnings following the change related to the accounting of leases

CREDIT SUISSE
October 30, 2019
34

# Swiss Universal Bank

## Strong performance amid challenging interest rate environment

### Key financials

| in CHF mn | 3Q19 | 2Q19 | 3Q18 | Δ 3Q18 |
|---|---|---|---|---|
| Net revenues[1] | 1,417 | 1,476 | 1,341 | 6% |
| Net revenues excl. InvestLab transfer | 1,319 | | | -2% |
| Provision for credit losses | 28 | 10 | 31 | |
| Total operating expenses | 782 | 812 | 799 | -2% |
| **Pre-tax income** | **607** | **654** | **511** | 19% |
| **PTI excl. InvestLab transfer** | **509** | | | - |
| **Cost/income ratio** | **55%** | **55%** | **60%** | |
| **Return on regulatory capital**† | **18%** | **20%** | **16%** | |

### Key metrics

| in CHF bn | | 3Q19 | 2Q19 | 3Q18 | Δ 3Q18 |
|---|---|---|---|---|---|
| PC | Net margin in bps | 47 | 67 | 48 | -1 |
| PC | Net new assets | -0.6 | 1.2 | 0.9 | |
| PC | Mandate penetration | 33% | 33% | 32% | |
| | Net loans | 172 | 171 | 168 | 2% |
| | Risk-weighted assets | 79 | 77 | 74 | 6% |
| | Leverage exposure | 264 | 261 | 252 | 4% |

### Key messages

- PTI of CHF 607 mn, up 19%; PTI stable excluding a gain of CHF 98 mn related to the transfer of the InvestLab fund platform
- Net revenues excluding the InvestLab transfer down 2%, driven by lower net interest income from adverse CHF curve movements. Mitigating measures to be fully deployed in 4Q19
- Expenses down 2%, with productivity gains funding growth investments
- Launched dedicated business area Direct Banking to optimally combine digital solutions with personal advice for both our private and small commercial clients

### Private Clients

- Net revenues down 2%, driven by a real estate gain of CHF 15 mn in 3Q18 as well as lower net interest income, partially offset by higher recurring commissions & fees and transaction-based revenues
- 9M19 NNA of CHF 3.9 bn including net outflows of CHF -0.6 bn in 3Q19, with a disciplined approach to protect profitability in a sustained negative interest rate environment

### Corporate & Institutional Clients

- Stable net revenues excluding the InvestLab transfer
- Recurring revenues negatively impacted by lower lending fees, partially offset by higher transactional ITS revenues
- NNA of CHF 6.3 bn in the quarter with continued strong momentum in our pension fund business

Note: All percentage changes and comparative descriptions refer to year on year measurements unless otherwise indicated † RoRC is a non-GAAP financial measure, see Appendix
1 3Q19 includes CHF 98 mn related to the transfer of the InvestLab fund platform to Allfunds Group, recorded in SUB C&IC

CREDIT SUISSE October 30, 2019 35

# International Wealth Management
## Continued strong profitable growth momentum across IWM

### Key financials

| in CHF mn | 3Q19 | 2Q19 | 3Q18 | Δ 3Q18 |
|---|---|---|---|---|
| Net revenues[1] | 1,461 | 1,369 | 1,265 | 15% |
| Net revenues excl. InvestLab transfer | 1,330 | | | 5% |
| Provision for credit losses | 14 | 9 | 15 | |
| Total operating expenses | 908 | 916 | 872 | 4% |
| **Pre-tax income** | **539** | **444** | **378** | 43% |
| **PTI excl. InvestLab transfer** | **408** | | | 8% |
| **Cost/income ratio** | **62%** | **67%** | **69%** | |
| **Return on regulatory capital**† | **34%** | **29%** | **27%** | |

### Key metrics

| | in CHF bn | 3Q19 | 2Q19 | 3Q18 | Δ 3Q18 |
|---|---|---|---|---|---|
| PB | Net margin in bps | 47 | 37 | 31 | 16 |
| PB | Net new assets | 3.6 | 5.5 | 3.0 | |
| PB | Number of RM | 1,170 | 1,180 | 1,120 | 4% |
| PB | Net loans | 55 | 54 | 51 | 7% |
| | Net new assets AM | 5.9 | 8.6 | 4.5 | |
| | Risk-weighted assets | 45 | 44 | 39 | 13% |
| | Leverage exposure | 103 | 101 | 97 | 6% |

### Key messages

- PTI of CHF 539 mn, up 43%; PTI up 8% excluding a gain of CHF 131 mn related to the transfer of the InvestLab fund platform
- Resilient revenues despite seasonal slowdown; targeted investments into producer headcount during the year leading to succesful new client onboarding
- Continued attractiveness of the client franchise across PB and AM; NNA of CHF 9.5 bn

### Private Banking

- Transaction revenues up 12% with proactive client engagement
- Stable recurring revenues; resilient net interest income with loan growth offsetting pressure from negative interest rate environment
- Operating expenses increased 2%; RM headcount up 5% since the beginning of the year
- 3Q19 NNA of CHF 3.6 bn at a 4% annualized growth rate

### Asset Management

- Net revenues rose 12% including further growth in management fees, which were up 4%
- Higher performance fees were driven by the sale of a private equity investment of a fund
- 3Q19 NNA of CHF 5.9 bn

Note: All percentage changes and comparative descriptions refer to year on year measurements unless otherwise indicated † RoRC is a non-GAAP financial measure, see Appendix
1 3Q19 includes CHF 131 mn related to the transfer of the InvestLab fund platform to Allfunds Group, recorded in IWM PB

CREDIT SUISSE
October 30, 2019
36

# Asia Pacific

## Strong PB performance despite weaker economic environment

### Key financials

| in CHF mn | 3Q19 | 2Q19 | 3Q18 | Δ 3Q18 |
|---|---|---|---|---|
| Net revenues[1] | 886 | 913 | 811 | 9% |
| Net revenues excl. InvestLab transfer | 788 | | | -3% |
| Provision for credit losses | 19 | -1 | 10 | |
| Total operating expenses | 620 | 677 | 625 | -1% |
| **Pre-tax income** | **247** | **237** | **176** | 40% |
| **PTI excl. InvestLab transfer** | **149** | | | -15% |
| **Cost/income ratio** | **70%** | **74%** | **77%** | |
| **Return on regulatory capital**† | **17%** | **17%** | **13%** | |

### Key metrics

| in CHF bn | | 3Q19 | 2Q19 | 3Q18 | Δ 3Q18 |
|---|---|---|---|---|---|
| PB[2] | Net margin in bps | 50 | 30 | 26 | 24 |
| PB[2] | Net new assets | 2.6 | 2.8 | 6.4 | |
| PB[2] | Number of RM | 610 | 600 | 600 | 2% |
| PB[2] | Assets under management | 222 | 219 | 208 | 7% |
| | Net loans | 47 | 45 | 42 | 10% |
| | Risk-weighted assets | 39 | 37 | 34 | 14% |
| | Leverage exposure | 117 | 112 | 108 | 9% |

### Key messages

- PTI of CHF 247 mn, up 40%; PTI down 15% excluding a gain of CHF 98 mn related to the transfer of the InvestLab fund platform
- Strong PB revenues in WM&C; challenging market conditions for primary activities
- 3Q19 NNA of CHF 2.6 bn resulting in record AuM of CHF 222 bn

### Wealth Management & Connected (WM&C)

- PB net revenues benefit from record net interest income and significantly improved transaction-based revenues
- PB mandate penetration and volumes at record levels
- Advisory, Underwriting & Financing revenues reflect 24% lower Street fees YoY[3]; APAC IBCM with gains in share of wallet in 9M19[4]
- Provision for credit losses of CHF 19 mn include the final provision relating to the default of an Indian infrastructure development company

### Markets[5]

- Equity sales and trading revenues down 11%, adversely affected by challenging market conditions and continued weakness in trading volumes across Asian markets
- Fixed Income sales and trading revenues decreased 55%, reflecting continued weakness in emerging markets rates and challenging conditions also impacting other fixed income products across Asia

Note: All percentage changes and comparative descriptions refer to year on year measurements unless otherwise indicated † RoRC is a non-GAAP financial measure, see Appendix 1 3Q19 includes CHF 98 mn related to the transfer of the InvestLab fund platform to Allfunds Group, recorded in APAC PB within WM&C 2 APAC PB within WM&C 3 Dealogic for the quarter ending September 30, 2019 (APAC excl. Japan and China onshore among International banks) 4 Dealogic for September 30, 2019 YTD (APAC excl. Japan and China onshore among International banks) 5 All references under key messages for Markets are based on USD

CREDIT SUISSE October 30, 2019 37

# Investment Banking & Capital Markets

## Lower primary market activity and M&A closings

### Key financials

| in USD mn | 3Q19 | 2Q19 | 3Q18 | Δ 3Q18 |
|---|---|---|---|---|
| Net revenues | 428 | 455 | 543 | -21% |
| Provision for credit losses | 12 | - | 3 | |
| Total operating expenses | 432 | 447 | 468 | -8% |
| **Pre-tax income/loss (-)** | **-16** | **8** | **72** | n/m |
| **Cost/income ratio** | **101%** | **98%** | **86%** | |
| **Return on regulatory capital†** | **n/m** | **1%** | **9%** | |

### Key metrics

| in USD bn | 3Q19 | 2Q19 | 3Q18 | Δ 3Q18 |
|---|---|---|---|---|
| Risk-weighted assets | 26 | 27 | 23 | 14% |
| Leverage exposure | 45 | 44 | 42 | 7% |

### Global advisory and underwriting revenues[1]

| in USD mn | 3Q19 | 2Q19 | 3Q18 | Δ 3Q18 |
|---|---|---|---|---|
| Global advisory and underwriting revenues | 841 | 924 | 1,020 | -18% |

### Key messages

- Revenue decline driven by significantly fewer M&A completions and reduced level of IPOs as well as lower Leveraged Finance client activity, partially offset by growth in Investment Grade
- Performance continues to be adversely impacted by reduced market activity, particularly in areas of relative competitive strength of Credit Suisse; continued challenging market conditions characterized by volatility and macroeconomic uncertainty
- Operating expenses down 8% driven by lower variable compensation and the completion of our restructuring program, notwithstanding significant hires made in the technology and healthcare sectors as well as USD 10 mn of severance payments incurred during the quarter

Note: All percentage changes and comparative descriptions refer to year on year measurements unless otherwise indicated † RoRC is a non-GAAP financial measure, see Appendix
1 Gross global revenues from advisory, debt and equity underwriting generated across all divisions

CREDIT SUISSE
October 30, 2019
38

# Global Markets

## Strong revenue growth driving positive operating leverage and higher profitability

### Key financials

| in USD mn | 3Q19 | 2Q19 | 3Q18 | Δ 3Q18 |
|---|---|---|---|---|
| Equities[1] | 456 | 574 | 426 | 7% |
| Fixed Income[1] | 1,082 | 1,075 | 755 | 43% |
| Other | -111 | -96 | -115 | |
| Net revenues | 1,427 | 1,553 | 1,066 | 34% |
| Provision for credit losses | 8 | 2 | 3 | |
| Total operating expenses | 1,147 | 1,192 | 1,160 | -1% |
| **Pre-tax income** | **272** | **359** | **-97** | n/m |
| **Cost/income ratio** | **80%** | **77%** | **109%** | |
| **Return on regulatory capital†** | **8%** | **11%** | **n/m** | |

### Key metrics

| in USD bn | 3Q19 | 2Q19 | 3Q18 | Δ 3Q18 |
|---|---|---|---|---|
| Risk-weighted assets | 61 | 60 | 59 | 4% |
| Leverage exposure | 261 | 260 | 255 | 2% |

### Key messages

- 3Q19 PTI of USD 272 mn compared to a loss of USD 97 mn in 3Q18 reflecting continued franchise momentum, benefits of diversification and disciplined execution of our strategy
- 9M19 PTI of USD 914 mn increased 150% with improved RoRC† of 9% and RoRWA[2] of 14%
- Substantial increase in ITS revenues driven by higher wealth management client activity
- Fixed income[1] revenues increased 43% compared to a challenging 3Q18, benefitting from improved performance across most businesses, with particular strength in Securitized Products
- Equities[1] revenues increased 7% driven by strong trading revenues as a result of higher volatility, partially offset by reduced underwriting activity
- Expenses in 3Q19 down 1% with 9M19 expenses of USD 3,523 mn down 6% from ongoing efficiency initiatives

Note: All percentage changes and comparative descriptions refer to year on year measurements unless otherwise indicated † RoRC is a non-GAAP financial measure, see Appendix
1 Includes sales and trading and underwriting 2 Return on RWA is a non-GAAP financial measure and calculated using income after tax applying an assumed tax rate of 30% and 10% of average RWA based on USD

CREDIT SUISSE October 30, 2019 39

 Summary  40  October 30, 2019

   Summary  41  October 30, 2019  Continued year-on-year improvement in returnsDelivering profitable growth in Wealth ManagementSignificant improvement in Global Markets performance after three years of deep restructuring Growing TBVPS‡ – increased at 9% CAGR in 9M19Returned CHF 1.4 bn of capital to our shareholders in 9M19  ‡ Tangible book value per share is a non-GAAP financial measures, see Appendix

 Appendix  42  October 30, 2019

# Swiss Universal Bank
## Private Clients and Corporate & Institutional Clients

**Private Clients** Key financials

| in CHF mn | 3Q19 | 2Q19 | 3Q18 | Δ 3Q18 |
|---|---|---|---|---|
| Net interest income | 413 | 419 | 419 | -1% |
| Recurring commissions & fees | 213 | 202 | 209 | 2% |
| Transaction-based | 90 | 120 | 87 | 3% |
| Other revenues | -1 | 87 | 15 | |
| Net revenues | 715 | 828 | 730 | -2% |
| Provision for credit losses | 14 | 10 | 13 | |
| Total operating expenses | 450 | 462 | 468 | -4% |
| **Pre-tax income** | **251** | **356** | **249** | 1% |
| **Cost/income ratio** | **63%** | **56%** | **64%** | |

**Key metrics**

| in CHF bn | 3Q19 | 2Q19 | 3Q18 | Δ 3Q18 |
|---|---|---|---|---|
| Net margin in bps | 47 | 67 | 48 | -1 |
| Net new assets | -0.6 | 1.2 | 0.9 | |
| Mandate penetration | 33% | 33% | 32% | |
| Assets under management | 214 | 215 | 209 | 2% |
| Number of RM | 1,280 | 1,290 | 1,270 | 1% |

**Corporate & Institutional Clients** Key financials

| in CHF mn | 3Q19 | 2Q19 | 3Q18 | Δ 3Q18 |
|---|---|---|---|---|
| Net interest income | 290 | 303 | 297 | -2% |
| Recurring commissions & fees | 165 | 165 | 171 | -4% |
| Transaction-based | 160 | 195 | 157 | 2% |
| Other revenues[1] | 87 | -15 | -14 | |
| Net revenues[1] | 702 | 648 | 611 | 15% |
| Net revenues excl. InvestLab transfer | 604 | | | -1% |
| Provision for credit losses | 14 | - | 18 | |
| Total operating expenses | 332 | 350 | 331 | - |
| **Pre-tax income** | **356** | **298** | **262** | 36% |
| **PTI excl. InvestLab transfer** | **258** | | | -2% |
| **Cost/income ratio** | **47%** | **54%** | **54%** | |

**Key metrics**

| in CHF bn | 3Q19 | 2Q19 | 3Q18 | Δ 3Q18 |
|---|---|---|---|---|
| Net new assets | 6.3 | 8.9 | 1.8 | |
| Assets under management | 425 | 411 | 360 | 18% |
| Number of RM | 520 | 520 | 520 | - |

1 3Q19 includes CHF 98 mn related to the transfer of the InvestLab fund platform to Allfunds Group

CREDIT SUISSE
October 30, 2019
43

# International Wealth Management
## Private Banking and Asset Management

### Private Banking Key financials

| in CHF mn | 3Q19 | 2Q19 | 3Q18 | Δ 3Q18 |
|---|---|---|---|---|
| Net interest income | 378 | 372 | 382 | -1% |
| Recurring commissions & fees | 301 | 295 | 302 | - |
| Transaction- and perf.-based | 256 | 310 | 229 | 12% |
| Other revenues[1] | 131 | 12 | - | |
| Net revenues[1] | 1,066 | 989 | 913 | 17% |
| Net revenues excl. InvestLab transfer | 935 | | | 2% |
| Provision for credit losses | 15 | 7 | 15 | |
| Total operating expenses | 623 | 642 | 611 | 2% |
| **Pre-tax income** | **428** | **340** | **287** | 49% |
| **PTI excl. InvestLab transfer** | **297** | | | 3% |
| **Cost/income ratio** | **58%** | **65%** | **67%** | |

### Asset Management Key financials

| in CHF mn | 3Q19 | 2Q19 | 3Q18 | Δ 3Q18 |
|---|---|---|---|---|
| Management fees | 282 | 284 | 271 | 4% |
| Performance & placement rev. | 87 | 30 | 31 | 181% |
| Investment & partnership income | 26 | 66 | 50 | -48% |
| Net revenues | 395 | 380 | 352 | 12% |
| Provision for credit losses | -1 | 2 | - | |
| Total operating expenses | 285 | 274 | 261 | 9% |
| **Pre-tax income** | **111** | **104** | **91** | 22% |
| **Cost/income ratio** | **72%** | **72%** | **74%** | |

### Key metrics

| in CHF bn | 3Q19 | 2Q19 | 3Q18 | Δ 3Q18 |
|---|---|---|---|---|
| Net margin in bps | 47 | 37 | 31 | 16 |
| Net new assets | 3.6 | 5.5 | 3.0 | |
| Assets under management | 365 | 363 | 368 | -1% |
| Mandate penetration | 34% | 34% | 33% | |
| Net loans | 55 | 54 | 51 | 7% |
| Number of RM | 1,170 | 1,180 | 1,120 | 4% |

### Key metrics

| in CHF bn | 3Q19 | 2Q19 | 3Q18 | Δ 3Q18 |
|---|---|---|---|---|
| Net new assets | 5.9 | 8.6 | 4.5 | |
| Assets under management | 426 | 414 | 404 | 6% |

1 3Q19 includes CHF 131 mn related to the transfer of the InvestLab fund platform to Allfunds Group

CREDIT SUISSE October 30, 2019 44

# Asia Pacific
## Wealth Management & Connected and Markets

### **Wealth Management & Connected** Key financials

| in CHF mn | 3Q19 | 2Q19 | 3Q18 | Δ 3Q18 |
|---|---|---|---|---|
| Private Banking[1] | 534 | 437 | 387 | 38% |
| Adv., Underwr. and Financing | 139 | 177 | 170 | -18% |
| Net revenues[1] | 673 | 614 | 557 | 21% |
| Net revenues excl. InvestLab transfer | 575 | | | 3% |
| Provision for credit losses | 20 | 6 | 1 | |
| Total operating expenses | 372 | 392 | 376 | -1% |
| **Pre-tax income** | **281** | **216** | **180** | 56% |
| **PTI excl. InvestLab transfer** | **183** | | | 2% |
| **Cost/income ratio** | **55%** | **64%** | **68%** | |
| **Return on regulatory capital**† | **28%** | **22%** | **22%** | |
| Risk-weighted assets in CHF bn | 28 | 27 | 23 | 23% |
| Leverage exposure in CHF bn | 65 | 63 | 56 | 16% |

### **Markets** Key financials

| in USD mn | 3Q19 | 2Q19 | 3Q18 | Δ 3Q18 |
|---|---|---|---|---|
| Equity sales & trading | 197 | 212 | 221 | -11% |
| Fixed income sales & trading | 17 | 86 | 38 | -55% |
| Net revenues | 214 | 298 | 259 | -17% |
| Provision for credit losses | -1 | -7 | 10 | |
| Total operating expenses | 249 | 284 | 253 | -2% |
| **Pre-tax income** | **-34** | **21** | **-4** | n/m |
| **Cost/income ratio** | **116%** | **95%** | **98%** | |
| **Return on regulatory capital**† | **n/m** | **3%** | **n/m** | |
| Risk-weighted assets in USD bn | 11 | 10 | 11 | -5% |
| Leverage exposure in USD bn | 52 | 50 | 52 | -1% |

### **Private Banking[2] revenue details**

| in CHF mn | 3Q19 | 2Q19 | 3Q18 | Δ 3Q18 |
|---|---|---|---|---|
| Net interest income | 179 | 168 | 155 | 15% |
| Recurring commissions & fees | 105 | 106 | 104 | 1% |
| Transaction-based revenues | 152 | 163 | 128 | 19% |
| Other revenues[1] | 98 | 0 | 0 | |
| Net revenues[1] | 534 | 437 | 387 | 38% |

† RoRC is a non-GAAP financial measure, see Appendix
1 3Q19 includes CHF 98 mn related to the transfer of the InvestLab fund platform to Allfunds Group, recorded in APAC PB within WM&C  2 APAC PB within WM&C

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45

Wealth Management businesses
NNA generation

APAC PB[1] NNA in CHF bn



6.4
1.2
5.0
2.8
2.6
3Q18
4Q18
1Q19
2Q19
3Q19

NNA growth (annualized)

12%	2%	10%	5%	**5%**

IWM PB NNA in CHF bn



3.0
0.5
1.3
5.5
3.6
3Q18
4Q18
1Q19
2Q19
3Q19

NNA growth (annualized)

3%	1%	1%	6%	**4%**

SUB PC NNA in CHF bn



0.9
-1.1
3.3
1.2
-0.6
3Q18
4Q18
1Q19
2Q19
3Q19

NNA growth (annualized)

2%	-2%	7%	2%	**-1%**

1 APAC PB within WM&C

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 Wealth Management businessesNet and gross margins  Note: For details on calculations see under ‘Notes’ at the end of this Appendix 1 APAC PB within WM&C 2 Includes CHF 98 mn related to the transfer of the InvestLab fund platform to Allfunds Group 3 Includes CHF 131 mn related to the transfer of the InvestLab fund platform to Allfunds Group  IWM PB Net margin in bps  Gross margin in bps  SUB PC Net margin in bps  Gross margin in bps  365  215  428 3  251  1,066 3  715  APAC PB1 Net margin in bps  Gross margin in bps  219  Average AuM in CHF bn  273 2  Pre-tax income in CHF mn  534 2  Net revenues in CHF mn  3Q19  47  October 30, 2019  2Q19  4Q18  3Q18  1Q19  3Q19  2Q19  4Q18  3Q18  1Q19  3Q19  2Q19  4Q18  3Q18  1Q19  3Q19  2Q19  4Q18  3Q18  1Q19  3Q19  2Q19  4Q18  3Q18  1Q19  3Q19  2Q19  4Q18  3Q18  1Q19  437  398  387  358  165  131  133  97  222  212  204  206  989  1,019  913  942  340  402  287  298  363  360  369  366  828  742  730  740  356  273  249  278  213  207  210  205  117      3Q19 excluding InvestLab transfer  InvestLab transfer  47  97  50

# Corporate Center

**Corporate Center** Key financials

| in CHF mn | 3Q19 | 2Q19 | 3Q18 |
|---|---|---|---|
| Treasury results | -276 | -208 | -5 |
| Asset Resolution Unit | -45 | -24 | - |
| Other[1] | 43 | 48 | 57 |
| Net revenues | -278 | -184 | 52 |
| Provision for credit losses | -8 | 4 | - |
| Compensation and benefits | 67 | 103 | 63 |
| G&A expenses | 153 | 89 | 46 |
| Commission expenses | 15 | 16 | 4 |
| Total other operating expenses | 168 | 105 | 50 |
| Total operating expenses | 235 | 208 | 113 |
| **Pre-tax loss** | **-505** | **-396** | **-61** |

**Corporate Center** Key metrics

| in CHF bn | 3Q19 | 2Q19 | 3Q18 |
|---|---|---|---|
| Total assets | 125 | 118 | 103 |
| Risk-weighted assets | 53 | 49 | 30 |
| Leverage exposure | 133 | 126 | 105 |

**ARU within Corp. Ctr.** Key financials

| in CHF mn unless otherwise specified | 3Q19 | 2Q19 |
|---|---|---|
| Net revenues | -45 | -24 |
| Provision for credit losses | -9 | 4 |
| Total operating expenses | 59 | 65 |
| **Pre-tax loss** | **-95** | **-93** |
| Risk-weighted assets in USD bn | 10 | 9 |
| RWA excl. operational risk in USD bn | 9 | 7 |
| Leverage exposure in USD bn | 27 | 29 |

**Strategic Resolution Unit** Key financials

| in CHF mn unless otherwise specified | 3Q18 |
|---|---|
| Net revenues | -154 |
| Provision for credit losses | 3 |
| Total operating expenses | 150 |
| **Pre-tax loss** | **-307** |
| Risk-weighted assets in USD bn | 20 |
| RWA excl. operational risk in USD bn | 9 |
| Leverage exposure in USD bn | 34 |

1 'Other revenues' primarily include required elimination adjustments associated with trading in own shares, treasury commissions charged to divisions, the cost of certain hedging transactions executed in connection with the Group's RWAs and valuation hedging impacts from long-dated legacy deferred compensation and retirement programs mainly relating to former employees

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# Currency mix & Group capital metrics

## Credit Suisse Group results

| Group results | 3Q19 LTM in CHF mn | CHF | USD | Contribution EUR | GBP | Other |
|---|---|---|---|---|---|---|
| Net revenues | 21,095 | 23% | 50% | 11% | 3% | 13% |
| Total expenses[1] | 16,994 | 31% | 36% | 5% | 10% | 18% |
| **Swiss Universal Bank** | | | | | | |
| Net revenues | 5,645 | 76% | 16% | 5% | 1% | 2% |
| Total expenses[1] | 3,336 | 82% | 12% | 2% | 2% | 2% |
| **International Wealth Management** | | | | | | |
| Net revenues | 5,649 | 15% | 57% | 18% | 2% | 8% |
| Total expenses[1] | 3,733 | 43% | 29% | 9% | 7% | 12% |
| **Asia Pacific** | | | | | | |
| Net revenues | 3,330 | 2% | 38% | 4% | 2% | 54% |
| Total expenses[1] | 2,626 | 6% | 13% | -% | 2% | 79% |
| **Global Markets** | | | | | | |
| Net revenues | 5,405 | 4% | 68% | 16% | 7% | 5% |
| Total expenses[1] | 4,690 | 4% | 59% | 5% | 22% | 10% |
| **Investment Banking & Capital Markets** | | | | | | |
| Net revenues | 1,710 | -% | 90% | 7% | 1% | 2% |
| Total expenses[1] | 1,707 | 3% | 73% | 6% | 14% | 4% |

## Sensitivity analysis on Group results[2]

Applying a +/- 10% movement on the average FX rates for 3Q19 LTM, the sensitivities are:

- USD/CHF impact on LTM pre-tax income by CHF +432 / - 432 mn
- EUR/CHF impact on LTM pre-tax income by CHF +163 / -163 mn

## Currency mix capital metric[3]



13%
6%
6%
7%
5%
11%
46%
45%
50%
USD
42%
43%
26%
CHF
CET1 capital [4]
Basel III Risk-weighted assets
Swiss leverage exposure
USD
CHF
EUR
Other

A 10% strengthening / weakening of the USD (vs. CHF) would have a **+0.6 bps / -0.6 bps impact** on the **BIS CET1 ratio**

1 Total expenses include provisions for credit losses 2 Sensitivity analysis based on weighted average exchange rates of USD/CHF of 0.99 and EUR/CHF of 1.12 for the 3Q19 LTM results
3 Data based on September 2019 month-end currency mix 4 Reflects actual capital positions in consolidated Group legal entities (net assets) including net asset hedges less applicable Basel III regulatory adjustments (e.g. goodwill)

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Adjusted results are non-GAAP financial measures that exclude certain items included in our reported results. During the implementation of our strategy, it was important to measure the progress achieved by our underlying business performance. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

# Reconciliation of adjustment items

| **Group** in CHF mn | 9M19 | 9M18 | 9M17 | 9M16 |
|---|---|---|---|---|
| **Total operating expenses reported** | **12,610** | **13,156** | **13,892** | **15,028** |
| Restructuring expenses | - | -490 | -318 | -491 |
| Major litigation provisions | -63 | -162 | -238 | -306 |
| Expenses related to real estate disposals | -51 | - | - | - |
| Expenses related to business sales | - | -3 | - | - |
| Debit valuation adjustments (DVA) | -21 | 14 | -63 | 46 |
| **Total operating cost base adjusted** | **12,475** | **12,515** | **13,273** | **14,277** |
| FX adjustment | -42 | - | 27 | -68 |
| **Total operating cost base adjusted at constant FX*** | **12,433** | **12,515** | **13,300** | **14,209** |

* Adjusted operating cost base at constant 2018 FX rates; see Notes page

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50

Notes  51  October 30, 2019  General notesThroughout the presentation rounding differences may occurUnless otherwise noted, all CET1 ratio, Tier 1 leverage ratio, risk-weighted assets and leverage exposure figures shown in this presentation are as of the end of the respective period and on a “look-through” basisGross and net margins are shown in basis pointsGross margin = net revenues annualized / average AuM; net margin = pre-tax income annualized / average AuMMandate penetration reflects advisory and discretionary mandate volumes as a percentage of AuM, excluding those from the external asset manager businessSpecific notes* Following the successful completion of our restructuring program in 2018, we updated our calculation approach for adjusted operating cost base at constant FX rates. Beginning in 1Q19, adjusted operating cost base at constant FX rates includes adjustments for major litigation provisions, expenses related to real estate disposals and business sales as well as for debit valuation adjustments (DVA) related volatility and FX, but not for restructuring expenses and certain accounting changes. Adjustments for FX apply unweighted 2018 currency exchange rates, i.e., a straight line average of monthly rates, consistently for the periods under review. Under the current presentation, adjusted operating cost base at constant FX rates for periods prior to 1Q19 still include adjustments for restructuring expenses and a goodwill impairment taken in 4Q15, but no longer include an adjustment for certain accounting changes.† Regulatory capital is calculated as the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital (a non-GAAP financial measure) is calculated using income / (loss) after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For the Markets business within the APAC division and for the Global Markets and Investment Banking & Capital Markets divisions, return on regulatory capital is based on US dollar denominated numbers. ‡ Return on tangible equity is based on tangible shareholders’ equity, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders’ equity as presented in our balance sheet. Tangible book value, a non-GAAP financial measure, is equal to tangible shareholders’ equity. Tangible book value per share is a non-GAAP financial measure, which is calculated by dividing tangible shareholders' equity by total number of shares outstanding. Management believes that tangible shareholders’ equity/tangible book value, return on tangible equity and tangible book value per share are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy. For end-3Q16, tangible equity excluded goodwill of CHF 4,725 mn and other intangible assets of CHF 192 mn from total shareholders’ equity of CHF 44,276 mn as presented in our balance sheet. For end-3Q17, tangible equity excluded goodwill of CHF 4,715 mn and other intangible assets of CHF 219 mn from total shareholders’ equity of CHF 43,858 mn as presented in our balance sheet. For end-3Q18, tangible equity excluded goodwill of CHF 4,736 mn and other intangible assets of CHF 214 mn from total shareholders’ equity of CHF 42,734 mn as presented in our balance sheet. For end-4Q18, tangible equity excluded goodwill of CHF 4,766 mn and other intangible assets of CHF 219 mn from total shareholders’ equity of CHF 43,922 mn as presented in our balance sheet. For end-2Q19, tangible equity excluded goodwill of CHF 4,731 mn and other intangible assets of CHF 216 mn from total shareholders’ equity of CHF 43,673 mn as presented in our balance sheet. For end-3Q19, tangible equity excluded goodwill of CHF 4,760 mn and other intangible assets of CHF 219 mn from total shareholders’ equity of CHF 45,150 mn as presented in our balance sheet. Shares outstanding were 2,552.4 mn at end-3Q18, 2,550.6 at end-4Q18 and 2,473.8 mn at end-3Q19.AbbreviationsAdv. = Advisory; AES = Advanced Execution Services; AM = Asset Management; APAC = Asia Pacific; ARU = Asset Resolution Unit; AT1 = Additional Tier 1; attr. = attributable; AuM = Assets under Management; BCBS = Basel Committee on Banking Supervision; BIS = Bank for International Settlements; bps = basis points; CAGR = Compound Annual Growth Rate; CET1 = Common Equity Tier 1; C&IC = Corporate & Institutional Clients; Corp. = Corporate(s); Corp. Ctr. = Corporate Center; DVA = Debit Valuation Adjustments; ECM = Equity Capital Markets; excl. = excluding; FINMA = Swiss Financial Market Supervisory Authority; FX = Foreign Exchange; GAAP = Generally Accepted Accounting Principles; GM = Global Markets; IBCM = Investment Banking & Capital Markets; incl. = including; IPO = Initial Public Offering; ITS = International Trading Solutions; IWM = International Wealth Management; LTM = Last Twelve Months; M&A = Mergers & Acquisitions; NII = Net interest income; n/m = not meaningful; NNA = Net New Assets; PB = Private Banking; PC = Private Clients; perf. = performance; PTI = Pre-tax income; rev. = revenues; RM = Relationship Manager; RoA = Return on Assets; RoRC = Return on Regulatory Capital; RoRWA = Return on Risk-weighted assets; RoTE = Return on Tangible Equity; RWA = Risk-weighted assets; SoW = Share of Wallet; SRU = Strategic Resolution Unit; SUB = Swiss Universal Bank; TBVPS = Tangible Book Value Per Share; (U)HNW = (Ultra) High Net Worth; Underwr. = Underwriting; WM&C = Wealth Management & Connected; YoY = Year on year; YTD = Year to Date

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
 (Registrants)

Date: October 30, 2019
By:
/s/ Tidjane Thiam
Tidjane Thiam
Chief Executive Officer
By:
/s/ David R. Mathers
David R. Mathers
Chief Financial Officer